UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
             Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*

                        Wild Oats Markets, Inc.
                            (Name of Issuer)

                             Common Stock
                     (Title of Class of Securities)

                            968808B-10-7
                            (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  968808B-10-7

1     NAME OF REPORTING PERSON
         Michael C. Gilliland

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [ ]
      (b)  [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.

              5   SOLE VOTING POWER
                 403,635 shares held by Michael C. Gilliland (1)
                 12,500 shares held by the Michael C. Gilliland 1997
                   Charitable Remainder Trust
NUMBER OF
 SHARES       6   SHARED VOTING POWER
BENEFICIALLY     403,635 shares held by Elizabeth C. Cook, Mr.
OWNED BY           Gilliland's spouse.
 EACH            4,140 shares held in joint tenancy with
REPORTING          Elizabeth C.Cook, Mr. Gilliland's spouse.


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PERSON           6,860 shares held by the Ian Patrick Gilliland
WITH              1993 Trust, Mr. Gilliland's son.
                 6,860 shares held by the Stella Elizabeth
                  Gilliland 1993 Trust, Mr. Gilliland's daughter.
                 496,146 shares held by the Gilliland/Cook Family
                  Investments, L.P.
                 12,500 shares held by the Elizabeth C. Cook
                  1997 Charitable Remainder Trust
                 25,000 shares held by the Wild Oats Community Foundation

              7  SOLE DISPOSITIVE POWER
                403,635 shares held by Michael C. Gilliland
                12,500 shares held by the Michael C. Gilliland 1997
                   Charitable Remainder Trust

              8  SHARED DISPOSITIVE POWER
                 403,635 shares held by Elizabeth C. Cook,
                  Mr. Gilliland's spouse.
                 4,140 shares held in joint tenancy with
                  Elizabeth C. Cook, Mr. Gilliland's spouse.
                 6,860 shares held by the Ian Patrick
                  Gilliland 1993 Trust, Mr. Gilliland's son.
                 6,860 shares held by the Stella Elizabeth
                   Gilliland 1993 Trust, Mr. Gilliland's
                   daughter.
                 496,146 shares held by the Gilliland/Cook
                   Family Investments, L.P.
                 12,500 shares held by the Elizabeth C. Cook
                  1997 Charitable Remainder Trust
                 25,000 shares held by the Wild Oats Community Foundation


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
       823,910 shares

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*  [X]


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     9.7%


12    TYPE OF REPORTING PERSON*   IN

---------
(1) All share numbers reflect pre-split numbers. A 3 for 2 stock split was effected on 1/7/98.



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Item 1.

     (a)     Name of Issuer
                Wild Oats Markets, Inc.

     (b)     Address of Issuer's Principal Executive Offices
                1645 Broadway, Boulder, CO  80302

Item 2.

     (a)     Name of Person Filing
                Michael C. Gilliland

     (b)     Address of Principal Business Office or, if none,
Residence
                1645 Broadway   Boulder, CO  80302

     (c)     Citizenship
                U.S.

     (d)     Title of Class of Securities
                Common Stock

     (e)     CUSIP Number
                968808B-10-7


Item 3.   If this statement is filed pursuant to Rule 13d-1(b),
or 13d-2(b), check whether the person filing is a:   n/a

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b)   [ ]  Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e)   [ ]  Investment Adviser registered under section 203
of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec.
240.13d1(b)(ii)(F)

     (G)   [ ]  PARENT HOLDING COMPANY, IN ACCORDANCE WITH SEC.
240.13D1(B)(II)(G) (NOTE:  SEE ITEM 7)

     (H)   [ ]  GROUP, IN ACCORDANCE WITH SEC.
240.13D1(B)(1)(II)(H)


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ITEM 4.   OWNERSHIP

     (A) AMOUNT BENEFICIALLY OWNED
           823,910 SHARES

     (B) PERCENT OF CLASS
           9.7%


     (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

403,635 SHARES held by Michael C. Gilliland
12,500 SHARES HELD BY THE MICHAEL C. GILLILAND 1997 CHARITABLE REMAINDER TRUST

              (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

403,635 SHARES HELD BY ELIZABETH C. COOK, MR. GILLILAND'S SPOUSE.
4,140 SHARES HELD IN JOINT TENANCY WITH ELIZABETH C. COOK, MR.
GILLILAND'S SPOUSE.
6,860 SHARES HELD BY THE IAN PATRICK GILLILAND 1993 TRUST, MR.
GILLILAND'S SON.
6,860 SHARES HELD BY THE STELLA ELIZABETH GILLILAND 1993 TRUST,
MR. GILLILAND'S DAUGHTER.
496,146 SHARES HELD BY THE GILLILAND/COOK FAMILY INVESTMENTS,
L.P.
12,500 shares held by the Elizabeth C. Cook 1997 Charitable Remainder Trust 25,000 shares held by the Wild Oats Community Foundation

              (III) SOLE POWER TO DISPOSE OF OR TO DIRECT THE
DISPOSITION OF

403,635 SHARES held by Michael C. Gilliland
12,500 shares held by the Michael C. Gilliland 1997 Charitable Remainder Trust

              (IV) SHARED POWER TO DISPOSE OF OR TO DIRECT THE
DISPOSITION OF

403,635 SHARES HELD BY ELIZABETH C. COOK, MR. GILLILAND'S SPOUSE.
4,140 SHARES HELD IN JOINT TENANCY WITH ELIZABETH C. COOK, MR.
GILLILAND'S SPOUSE.
6,860 SHARES HELD BY THE IAN PATRICK GILLILAND 1993 TRUST, MR.
GILLILAND'S SON.
6,860 SHARES HELD BY THE STELLA ELIZABETH GILLILAND 1993 TRUST,
MR. GILLILAND'S DAUGHTER.
496,146 SHARES HELD BY THE GILLILAND/COOK FAMILY INVESTMENTS,
L.P.
12,500 shares held by the Elizabeth C. Cook 1997 Charitable Remainder Trust 25,000 shares held by the Wild Oats Community Foundation



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING. [ ]



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ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
ANOTHER PERSON.
N/A

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY
N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP
N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
N/A

ITEM 10.   CERTIFICATION
N/A

                                SIGNATURE


     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.



DATE:   FEBRUARY 16, 1998

                                      /S/MICHAEL C. GILLILAND
                                         MICHAEL C. GILLILAND
                                       CEO






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